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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

      (Check One)  [X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
                   [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

            For Period Ended: September 30, 2001

            [ ]  Transition Report on Form 10-K
            [ ]  Transition Report on Form 20-F
            [ ]  Transition Report on Form 11-K
            [ ]  Transition Report on Form 10-Q
            [ ]  Transition Report on Form N-SAR
            For the Transition Period Ended:
                                             ------------------------------

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:       N/A
                                              ------------------

                                     PART 1
                             REGISTRANT INFORMATION

Full Name of Registrant:       Seminis, Inc.
                          -----------------------

Former Name if Applicable:          N/A
                          ------------------------

Address of Principal Executive Office (Street and Number):  2700 Camino del Sol
                                                          ----------------------

City, State and Zip Code:   Oxnard, California 93030-7967
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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by RULE
            12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

            The Company is in the process of completing a significant transaction which could impact the financial statements and opinion that the independent accountants would render. The Company is unable to complete this transaction without undue effort and expense by the time that our Form 10K for the year ended September 30, 2001 is due; moreover, the Company expects to complete this transaction before the expiration date of this extension and will promptly file our Form 10K.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Gaspar Alvarez Martinez            (805)                918-2066/2064
      -----------------------      ----------------      -----------------------
               (Name)                 (Area Code)           (Telephone Number)

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(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Seminis, Inc.
                        -------------------------------
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


            Date: December 28, 2001             By: /s/Gaspar Alvarez Martinez
                                                    --------------------------
                                                Name:  Gaspar Alvarez Martinez
                                                Title: Chief Financial and
                                                       Accounting Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (See U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by RULE 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).